Schedule B

Transactions in Class A Shares

The following table lists all transactions completed by Tether Investments S.A. de C.V. in the Class A Shares since January 16, 2025, which were all completed through open market purchases:

Date	Shares Bought	Price
February 26, 2025	519,170	$10.00
March 10, 2025	783,741	$9.95
March 11, 2025	79,027	$9.98
March 13, 2025	443,062	$9.89